For the year ended May 31, 1998
File number: 811-5248


                         SUB - ITEM 77J
              Reclassification of Capital Accounts


The    Fund   accounts   and   reports    for
distributions  to shareholders in  accordance
with  the  American  Institute  of  Certified
Public Accountants' Statement of Position 93-
2:  Determination, Disclosure, and  Financial
Statement  Presentation  of  Income,  Capital
Gain, and Return of Capital Distributions  by
Investment Companies.  The effect of applying
this  statement was to decrease undistributed
net    investment   income    and    increase
accumulated net realized gain on investments by $285,567 for the year ended May 31, 1998.
Net realized gains and net assets were not affected by this change. This was primarily due to reclassification of net operating loss and foreign currency gains.